UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-224439
Commission File Number	333-224439-01
Commission File Number	333-224439-02
Commission File Number	333-224439-03
Commission File Number	333-224439-04
Commission File Number	333-224439-05
Commission File Number	333-224439-06
Commission File Number	333-224439-07

CIMAREX RESOLUTE LLC

(successor in interest to Resolute Energy Corporation)

and the guarantor co-registrants listed on Schedule A

(Exact name of registrant as specified in its charter)

1700 Lincoln Street, Suite 3700
Denver, Colorado 80203
(303) 295-3995

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.50% Senior Notes due 2020 (and guarantees by co-registrants with respect thereto)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share

Series A Junior Participating Preferred Stock Purchase Rights

Warrants to purchase Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    8.50% Senior Notes due 2020 (and guarantees by co-registrants with respect thereto): 65

Schedule A: Table of Guarantor Co-Registrants

Exact name of registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Hicks Acquisition Company I, Inc.	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

Resolute Natural Resources Company, LLC	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

Resolute Wyoming, Inc.	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

BWNR, LLC	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

WYNR, LLC	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

Resolute Northern Rockies, LLC	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

Resolute Natural Resources Southwest, LLC	1700 Lincoln Street, Suite 3700 Denver, Colorado 80203 (303) 295-3995

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Cimarex Resolute LLC (as successor by merger to Resolute Energy Corporation), Hicks Acquisition Company I, Inc., Resolute Natural Resources Company, LLC, Resolute Wyoming, Inc., BWNR, LLC, WYNR, LLC, Resolute Northern Rockies, LLC and Resolute Natural Resources Southwest, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2019	Cimarex Resolute LLC
(as successor by merger to Resolute Energy Corporation)

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	Hicks Acquisition Company I, Inc.

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	Resolute Natural Resources Company, LLC

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	Resolute Wyoming, Inc.

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	BWNR, LLC

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	WYNR, LLC

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	Resolute Northern Rockies, LLC

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Date: March 11, 2019	Resolute Natural Resources Southwest, LLC

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President – General Counsel

Effective as of March 1, 2019, pursuant to an Agreement and Plan of Merger dated as of November 18, 2018 by and among Resolute Energy Corporation, Cimarex Energy Co. (“XEC”), CR Merger Sub 1 Inc. and Cimarex Resolute LLC (f/k/a CR Merger Sub 2 LLC), following the merger of CR Merger Sub 1 Inc. with and into Resolute Energy Corporation, Resolute Energy Corporation subsequently merged with and into Cimarex Resolute LLC, with Cimarex Resolute LLC surviving the merger as a wholly owned subsidiary of XEC.